Exhibit 99.1

Summary Transcript of Telephone Conference Call

December 3, 2019

Introduction

Thank you for joining Astellas’ telephone conference despite your busy schedule.

We are holding a conference regarding the acquisition of Audentes, announced this morning.

My name is Stig Ogata from Public Relations, the moderator of this telephone conference.

Let me introduce the speakers for today.

•	Naoki Okamura, Representative Director, Corporate Executive Vice President, Chief Strategy Officer (CStO) and Chief Financial Officer (CFO)

•	Akihiko Iwai, President, Drug Discovery Research

•	Hideki Shima, President, Pharmaceutical Technology

•	Ulf Tollemar, Vice President Primary Focus Lead Genetic Regulation

Prior to the presentation, I would like to explain a cautionary statement.

This presentation contains “forward-looking statements” relating to the acquisition of Audentes by Astellas. Astellas and Audentes have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Astellas and Audentes, but there can be no guarantee that such expectations and projections will prove accurate in the future. Also, actual results may differ materially from such statements.

Please also note the following important additional information. The tender offer for the outstanding shares of common stock of Audentes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Audentes common stock, nor is it a substitute for the tender offer materials that Astellas and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Astellas will file a tender offer statement on Schedule TO with the SEC, and thereafter Audentes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT

(INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY AUDENTES’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Audentes’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Audentes by contacting Audentes at ir@audentestx.com or by phone at (415) 818-1033. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC. In addition to these documents, Audentes files annual, quarterly and current reports and other information with the SEC. These filings with the SEC are also available to the public for free at the SEC’s website at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by the Audentes with the SEC are available to all stockholders of Audentes free of charge at http://investors.audentestx.com/sec-filings.

AUDENTES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF AUDENTES’ COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Also, you can listen to this conference in English via simultaneous translation. We do not guarantee the accuracy of the translation.

Now, let me hand over to Naoki Okamura.

Slide 1

•	I am Naoki Okamura, Representative Director, Corporate Executive Vice President of Astellas Pharma Inc.

•	Thank you for coming today despite your busy schedule and the short notice.

•	I am very pleased to announce that today Astellas entered into a definitive agreement to acquire Audentes, a US biotechnology company.

•

Pursuant to our Strategic Plan announced in May 2018, Astellas has been pursuing “Evolving How We Create VALUE with Focus Area Approach”, as one of our strategic goals. This is an approach where we aim to create pharmaceutical products identifying unique combinations of biology, modality or technology and unmet medical needs.

•	We call such combinations of biology, modality and unmet medical needs where multiple programs can be expected to progress, a Primary Focus.

•

We have already identified four Primary Focus, i.e., antigen-specific immune modulation, immuno-oncology approach for tumors with low lymphocyte infiltration, cell therapy and gene therapy for ophthalmologic diseases with blindness risk, and mitochondrial biology targeting various diseases caused by mitochondrial dysfunction.

•	The acquisition of Audentes is a very important step to further pursue our Focus Area Approach strategy, and to position Genetic Regulation as the 5th Primary Focus.

Slide 3

•	I will explain an overview of the transaction based on this agenda.

Slide 4

•	In this slide, I will give an overview of the acquisition.

•	The purchase price is $60.00 per share, which represents a premium of 110% to Audentes’ closing price on December 2, immediately before the announcement of the tender offer.

•	The total acquisition amount will be approximately $3 billion.

•	As to the method of acquisition, we will establish a special purpose company under Astellas US Holding, Inc., and the SPC will commence an all-cash tender offer for all outstanding shares of Audentes.

•	After the tender offer, the SPC and Audentes will merge, with Audentes the surviving corporation, and Audentes will be our wholly-owned subsidiary. This is a so-called cash reverse triangular merger.

•	The acquisition amount will be financed utilizing existing loan facilities.

•	This transaction is unanimously approved by the board of directors of both companies.

•

Closing is expected during the first calendar quarter 2020, i.e., January to March and the 4th Quarter of our own fiscal year 2019, subject to customary closing conditions including US antitrust clearance and the tender of a majority of Audentes’ shares of common stock

•	The impact of this acquisition on our financials is currently being analyzed, and will be disclosed in due course when the details are determined.

Slide 6

•	I will now give an overview of Audentes from Slide 6.

•	Audentes is a leading Adeno Associated Virus (AAV)-based gene therapy company.

•	It was founded in 2012 in San Francisco, and listed on NASDAQ in July 2016.

•	The Company is focused on developing innovative gene therapy targeting rare neuromuscular diseases.

•	Led by a management team that has vast experience developing gene therapy and rare disease drugs, Audentes has fully established R&D and manufacturing capabilities.

•	Of a total of 270 employees, currently, 220 are engaged in R&D and manufacturing.

Slide 7

•

I will explain the three factors that were very important for Astellas’ decision to acquire Audentes. We consider that these are critical elements in order to establish a competitive advantage in the area of gene therapy.

•

The first is the existence of AT132, the lead program. The second is Audentes’ large-scale manufacturing capability, with fully integrated, in-house cGMP manufacturing facilities that connect complex manufacturing processes seamlessly. And the third is an AAV technology platform with proprietary drug design, manufacturing, and development capabilities that enable efficient gene therapy development.

•	In the following slides, I will explain each of these items specifically.

Slide 8

•	This slide summarizes Audents’ lead product, AT132.

•	First, I will explain XLMTM in the middle of this page, a disease that AT132 targets.

•

AT132 is being investigated in Phase 1/2 study for X-linked Myotubular Myopathy, or XLMTM. XLMTM is a severe and rare neuromuscular disease caused by loss-of-function mutation of MTM1 gene. XLMTM patients (male) present impaired motor and respiratory functions from infancy and about 50% of patients pass away by the age of 18 months. There is no approved treatment available.

•	AT132 uses a serotype called recombinant type AAV8 that has been shown to effectively transduce skeletal muscle.

•	It also uses Desmin promoter to allow for muscle-specific protein expression.

•	AT132 encloses a functioning copy of the MTM1 gene that encodes myotubularin, an enzyme required for normal development and function of skeletal muscle.

•	AT132 would potentially be a one-time treatment by systemic injection.

•	BLA in the US and MAA in the EU are planned at the earliest in mid-2020 and 2H20, respectively.

Slide 9

•	This slide shows an overview of the Phase 1/2 ASPIRO study.

•	This trial is designed to assess efficacy measured by motor function, respiratory function, and muscle biopsy as well as safety and tolerability among XLMTM patients who require ventilator support.

•	Two doses are tested in this trial.

Slide 10

•	I’m afraid this table may be hard to see, but this slide shows the motor functions of the XLMTM patients when they joined this trial.

•	The vertical axis indicates patient ID, the horizontal axis indicates years since birth, and the colored bar suggests how long each patient is on treatment since they joined until now

•

There are some green marks on this slide, and they show motor function development milestones such as “sitting unassisted for 30 seconds,” “turning from back to stomach,” “raising self to standing position,” “walking with support,” and “walking alone.”

•

You can also see red circles with a diagonal line inside on the left side of each bar. These indicate that when these patients joined the study, they were not able to perform any of the five milestones I mentioned.

•

However, for instance, while patient #5 was not able to sit unassisted for 30 seconds before AT132 treatment, this patient became able to do so post treatment, and about one year after the treatment, was able to walk with support and eventually to walk alone.

•	This demonstrates that AT132 improves motor functions that are critical in daily life. In the following slides, I will explain the the change in motor and respiratory functions in more concrete terms.

Slide 11

•	This slide illustrates the first efficacy endpoint in the ASPIRO study, CHOP-INTEND score.

•	CHOP INTEND score is designed to assess motor functions of infants with a maximum score of 64.

•	It has been used as an endpoint in clinical trials for preceding products like Zolgensma and Spinraza.

•	Treated patients showed rapid and sustained increase in CHOP INTEND score. More specifically, the mean baseline score was 37.3 and it improved to 55.1 at Week 48.

•	On the other hand, as shown by the gray dotted line, no change was observed among control patients.

Slide 12

•	This slide exhibits a graph related to the second efficacy endpoint in the ASPIRO study.

•	It shows how much reduction in ventilator dependence was observed over time among patients.

•	This endpoint is also used as primary endpoint in the ongoing pivotal trial.

•

While we do not see any changes in control patients, as shown by the gray dotted line, treated patients have achieved mean reductions in ventilator dependence by 12 hours per day at Week 24, and 20 hours at Week 48.

•	Interim data as of August 2019 show that all of the first seven treated patients, six from Cohort 1 and one from Cohort 2, achieved ventilator independence.

Slide 13

•	Lastly, on Slide 13, I will elaborate the third efficacy endpoint in the ASPIRO study.

•

Miotubular myopathy, including XLMTM, causes respiratory distress from infancy due to weak respiratory muscle. This endpoint assesses MIP to infer the change in respiratory muscle function post AT132 treatment.

•

Like the graph about CHOP-INTEND score, increased MIP was observed as early as Week 4 and was sustained for 48 weeks among treated patients. On the other hand, a gray dotted line you can see on the lower half of the slide shows no change was observed among control patients.

Slide 14

•	Next, I will move on to another success factor, manufacturing capability that allows for a seamless manufacturing process.

•	There are two reasons why Astellas is focused on cell therapy and gene therapy in the ophthalmology area. The first is ease of access to tissues, and the other is lower dose requirement.

•	However, if you want to target muscle tissues, one of the biggest organs of human body, it requires 10,000 times higher vector dosage compared to targeting eyes.

•

Therefore, although the causes of neuromuscular diseases have been increasingly identified and there are various genetic diseases with high unmet medical needs, the biggest difficulty lies in the higher dosage required in targeting muscle tissues.

•

Large-scale manufacturing of virus vector, especially at a commercial level, is highly complex, but Audentes has the capability that enables production at scale and has advanced multiple programs targeting muscle tissues with high doses.

•	Astellas believes this will constitute a great competitive advantage in the field of gene therapy.

Slide 15

•	Please move on to Slide 15.

•	This slide shows Audentes’ capability in AAV process development and manufacturing.

•	As a result of this acquisition, Astellas will obtain not only Audentes’ programs but also its proprietary manufacturing know-how, which will underpin our competitive advantage in the future.

•

Internal manufacturing capability is a great strength for companies with multiple programs under development, as dependence on CMO, contract manufacturer, reduces development agility and flexibility and brings a risk of not being able to access the required capabilities when needed.

•

We expect not only Audentes but also Astellas to have programs that will reach IND submission. As we anticipate increasing manufacturing demand, acquiring Audentes’ manufacturing capability along with its programs is a big step forward for us.

Slide 16

•	From Slide 16, I will go through the third success factor, Audentes’ AAV technology.

•	Audentes’ platform is based on AAV8 serotype that is able to deliver transgenes to muscle tissues. AAV is known to be non-pathogenic, and has been extensively researched as a gene delivery technology.

•	Through pre-clinical and clinical studies, Audentes has deepened understanding of AAV8’s biodistribution, transduction efficiency, and stable expression of transgene.

•

By enclosing in AAV8 various transgenes that selectively function in target cells, Audentes will be able to efficiently discover and develop innovative programs targeting neuromuscular diseases in a short time-frame.

Slide 17

•	Slide 17 gives an overview of Audentes’ pipeline including programs other than AT132 that I explained earlier.

•

By utilizing the AAV technology I explained in the previous page, Audentes has established a rich pipeline consisting of promising programs with a track-record of advancing innovative programs to clinical stage.

Slide 19

•	From Slide 19 I will explain the strategic rationale of this acquisition.

•

Combining Audentes’ capability with ours, we will be able to position “Genetic Regulation” as the next Primary Focus. Following this acquisition, we intend to invest more of our management resources in this fifth primary focus going forward.

Slide 20

•	Slide 20 shows the synergies between Astellas and Audentes.

•	With respect to program inputs, Audentes has been collaborating with academia to generate new programs.

•	Also, modality-wise, Audentes has been leveraging AAV8 with superior capability of delivering transgene to muscle cells.

•	This combination allows Audentes to develop multiple programs targeting rare neuromuscular diseases.

•	In addition to these efforts, through collaboration with Astellas, we intend to explore AAV-based gene therapy supported by novel biology in ophthalmology and other disease areas.

•

In terms of modality, on top of AAV8 that Audentes understands most deeply, we will employ various vector serotypes that selectively deliver transgenes to other target cells, thereby potentially expanding target diseases from rare neuromuscular diseases to common diseases.

•	We believe that by combining both companies’ capabilities, it will be possible to create more innovative therapeutic products at increased speed.

•	We think, by leveraging our strength as a pharmaceutical company to expand target diseases and geographic areas, we can deliver innovative products to more patients in need.

Slide 21

•

Slide 21 is a summary slide. The acquisition of Audentes, a leading biotechnology company focusing on AAV-based gene therapy, is a major step to establishing a leading position in gene therapy, our new Primary Focus.

•

By fully leveraging Audentes’ prominent capability in gene therapy, we will strive to quickly establish a complementary technology platform as well as the functions and capability to deliver innovative therapeutic products to patients in a swift manner, thereby transforming gene therapy into a new growth area.

•	Astellas will strive to develop innovative gene therapies that address the unmet medical needs of patients

This concludes my presentation.

Thank you very much.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Audentes by Astellas. Such forward-looking statements include, but are not limited to, the ability of Audentes and Astellas to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the merger agreement, statements about the expected timetable for completing the transaction, Astellas’ and Audentes’ beliefs and expectations and statements about the benefits sought to be achieved in Astellas’ proposed acquisition of Audentes, the potential effects of the acquisition on both Astellas and Audentes, the possibility of any termination of the merger agreement, as well as the expected benefits and success of Audentes’ product candidates, the timing and nature of regulatory filings for Audentes’ product candidates, the timing of Audentes’ presentation of non-clinical data and the timing and nature of Audentes’ preclinical studies, clinical trials and manufacturing activities. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements. Astellas and Audentes have based these forward-looking statements on current expectations and projections about future events and trends that they believe may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Astellas and Audentes, but there can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Audentes’ stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on Audentes’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Astellas and Audentes operate in very competitive and rapidly changing environments, and new risks emerge from time to time. Although Astellas and Audentes believe that the expectations reflected in such forward-looking statements are reasonable, they cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of biotechnology development and potential regulatory approval and whether the conditions to the closing of the proposed transaction are satisfied on the expected timetable or at all. Forward-looking statements are also subject to risks and uncertainties pertaining to the business of Audentes, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Audentes’ Annual Report on Form 10-K for the year ended December 31, 2018, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which are on file with the SEC and available on the SEC’s website at www.sec.gov. In addition to the risks described above and in Audentes’ other filings with the SEC, other unknown or unpredictable factors could also affect Audentes’ results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

Important Additional Information

The tender offer for the outstanding shares of common stock of Audentes has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Audentes common stock, nor is it a substitute for the tender offer materials that Astellas and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Astellas will file a tender offer statement on Schedule TO with the SEC, and thereafter Audentes will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY AUDENTES’ STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to Audentes’ stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of Audentes by contacting Audentes at ir@audentestx.com or by phone at (415) 818-1033. In addition, the tender offer statement, the related letter of transmittal and certain other tender offer documents and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC. In addition to these documents, Audentes files annual, quarterly and current reports and other information with the SEC. These filings with the SEC are also available to the public for free at the SEC’s website at www.sec.gov. In addition, the solicitation/recommendation statement and the other documents filed by the Audentes with the SEC are available to all stockholders of Audentes free of charge at http://investors.audentestx.com/sec-filings.

AUDENTES’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF AUDENTES’ COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.